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                                                                  EXHIBIT 99.1

       HOLLINGER INC. STATEMENT ON ANNOUNCEMENT BY HOLLINGER INTERNATIONAL
                     REGARDING CHICAGO SUN-TIMES CIRCULATION

Toronto, Canada, June 15, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B) issued the following statement in response to media inquires following an announcement today by Hollinger International regarding circulation at the Chicago Sun-Times.

"Hollinger Inc. has no knowledge of any circulation practices at the Sun-Times that are outside industry norms employed by most competitive newspapers in the Western world for promoting circulation or that would justify a press release at this time. Hollinger Inc. executives have favored reducing subsidized circulation and did advise Hollinger International against the recent cover price increase at the Sun-Times because of its potential adverse impact on circulation and the strength of the franchise. The circulation of the Sun-Times is now suffering from that price increase."

Note: The Chicago Sun-Times raised its newsstand cover price from 35 cents to 50 cents on April 1, 2004. The Sun-Times had not previously raised its cover price since 1988.

Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media Contact:


Jim Badenhausen
646-805-2006